Exhibit (h)(10)

BBH Trust Board Meeting Materials - Review and Approval of the Continuation of the Shareholder Servicing Agreement

Amendment to

Appendix A

of the

Shareholder Servicing Agreement

As amended December 14, 2021

SHAREHOLDER SERVICING AGREEMENT ANNUAL FEE RATES

Fund	Annual Fee Rate (as percentage of average daily net assets)
BBH Limited Duration Fund – Class N	0.20%
BBH Intermediate Municipal Bond Fund – Class N	0.20%
BBH Income Fund – Class N	0.20%